Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Verge Inc
3401 GRAYS FERRY AVE
PHILADELPHIA, PA 19146
https://verge.aero/

Up to $3,999,990.00 in Class B Common Stock at $8.83
Minimum Target Amount: $9,995.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Verge Inc
Address: 3401 GRAYS FERRY AVE, PHILADELPHIA, PA 19146
State of Incorporation: DE
Date Incorporated: November 23, 2016

Terms:

Equity

Offering Minimum: $9,995.56 | 1,132 shares of Class B Common Stock
Offering Maximum: $3,999,990.00 | 453,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $8.83
Minimum Investment Amount (per investor): $499.20

Incentives

$10,000

Invited to attend test flights and product unveilings to get a behind the scenes look at how drone shows work.

$25,000

We'll fly your name in the sky at one of those test flights. You're welcome to attend in person or we'll send you a photo.

$100,000

We'll fly a 120 drone custom show for the investor at a location of their choice (subject to certain terms and restrictions)

Terms and conditions:

- The show must be a private event with an audience no greater than 100 people.
- Must be a mutually acceptable date (excluding the weeks of July 4th, Thanksgiving, Christmas, and New Years Eve).
- Like any of our shows, the show can only be flown in a location that meets FAA requirements (unrestricted airspace, safety, etc)
- Investor to cover freight and travel expenses

StartEngine OWNer's Bonus

Verge, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $8.83 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $883. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

The Company and its Business

Company Overview

Verge Aero develops technology for drone shows. Its fully integrated system (drones and software) enable rapid creation and deployment of sophisticated drone shows. The company is both a service provider, offering turnkey show services to clients, as well as a vendor of complete systems to third parties wishing to independently operate drone shows. Initial customers are primarily in the professional entertainment market (concerts, festivals, etc); however, we believe the user base will expand to other markets as prices come down and the technology matures.

The core engineering team has been working together for over five years, originally operating as Verge Aero LLC with other members. The team joined forces with CEO Nils Thorjussen and together incoporated Verge Inc in Delaware in November of 2016 and registered as a foreign entity in Pennsylvania in December of 2016, where it operates as Verge Aero Inc.

Competitors and Industry

Drone shows are a new industry that only came into being a few years ago.

Intel pioneered the market, but they do not sell their systems to our intended customers.

Drone shows are a new industry that only came into being a few years ago. Drone shows are one part of the drone services market, which is expected to grow to $63.6 billion by 2025, according to Insider Intelligence. Large corporations such as Intel pioneered the drone show market, but they do not currently sell their systems to our intended customers.

Some of the Company's primary competitors are privately held entities such as a Latvian company named SPH Engineering, which sells a software control system that is used together with drones from other companies such as Uvify. There are also a number of service providers such as Sky Magic, Firefly, and Geoscan. Unlike our competitors, we believe that Verge Aero is the only company that offers a fully integrated system that is currently available for sale.

There are a number of service providers such as Intel, Sky Magic, Firefly, and Geoscan.

Unlike our competitors, we believe that Verge Aero is the only company that offers a fully integrated system that is currently available for sale.

Current Stage and Roadmap

Current Stage:

The Company has spent nearly five years developing and refining its system. It now has a solid v1 system that reliably flies shows and is easy to use. The current drone is a flexible, robust platform capable of a wide variety of activities but is expensive.

Future Roadmap:

The Company is now developing an optimized, less expensive drone intended to hit a price point that we believe offers the potential to expand the market. We expect our second drone to be released in early 2022.

The Team

Officers and Directors

Name: Nils Thorjussen

Nils Thorjussen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr Thorjussen is responsible for all business activities, including Sales, Marketing, Administration, and anything else necessary so that the engineering team can remain focused on their core efforts. Mr Thorjussen has not drawn a salary to date, but is expected to begin receiving one in 2021 as company cashflow allows.

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board responsibilities

Name: Anthony Merlino

Anthony Merlino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr Merlino oversees all aspects of Verge Aero's drone hardware development: mechanical, electronics, and control software. He is also responsible for managing the build process with our contract manufacturer. Mr Merlino is personally involved in designing the electronics as well as the firmware used to control the drones. Mr Merlino currently draws an annual salary of $50,000.

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board responsibilities

Name: Chris Franzwa

Chris Franzwa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Software
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr Franzwa spearheads all software design efforts for the Company. He wrote all the code for the Verge Aero show design software. His algorithms ensure that drones can safely execute their intended flight paths and that designers have the appropriate tools allowing them to efficiently design shows. Mr Franzwa currently draws an annual salary of $50,000.

Name: Tony Samaritano

Tony Samaritano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Flight Operations
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mr Samaritano is responsible for the successful execution of Verge Aero shows. This encompasses technical, logistical, and regulatory efforts. He has also been a contributor to core parts of the system software. Mr Samaritano currently draws an annual salary of $50,000.

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Board responsibilities

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product service, drone show technology. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties

Research and development is an ongoing effort for the Company. Delays or cost overruns in the development of our products and failure of the products to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than

us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our customers or the Company. Further, any significant disruption in the computer systems of Verge, Inc. or its suppliers could reduce the usefulness of its products and services. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Verge, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risk
Changes in the regulatory environment may make it difficult or impossible to commercialize the products developed by the Company.

Insurance Risk
Insurance for drone shows is expensive and there are few providers. The Company or the uses of its products may not be insurable.

Product Liability Risk
Should people or property ever be harmed by our technology, the financial and legal consequences for our business could be devastating and possibly bankrupt the

Company.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it’s because you think that drone shows are a good idea, that the team will be able to develop the necessary new products, and that the Company will be able to successfully market and sell its products and services. Further, we have only been profitable one year and there is no assurance that we will be profitable in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized Convertible Note, Convertible Note, Convertible Note, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 453,000 of Class B Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 16, 2022
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $3,000,000.00
Conversion Trigger: Note maturity

Material Rights

Note holder has the option to convert outstanding amount due to equity at maturity at a valuation cap of $3,000,000; however, rather than convert to equity, note holder intends to elect to receive a cash payout of the outstanding amount due plus 100% of the original prinicpal amount of the note.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $355,000.00
Maturity Date: October 17, 2021
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Maturity

Material Rights

Note holder has the option to convert outstanding amount due to equity at maturity at a valuation cap of $3,000,000. All note holders with a $3 million valuation cap and Oct 2021 maturity are expected to convert to equity.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $290,000.00
Maturity Date: October 17, 2021
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Maturity

Material Rights

Note holder has the option to convert outstanding amount due to equity at maturity at a valuation cap of $3,000,000. All note holders with a $6 million valuation cap and Oct 2021 maturity are expected to convert to equity.

Class A Common Stock

The amount of security authorized is 4,200,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D
  Date: May 17, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note

Final amount sold: $50,000.00
Use of proceeds: R&D
Date: May 17, 2017
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $50,000.00
Use of proceeds: R&D
Date: January 07, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D
Date: May 17, 2017
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D
Date: January 07, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D
Date: May 17, 2017
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $50,000.00
Use of proceeds: R&D
Date: January 07, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $90,000.00
Use of proceeds: R&D
Date: April 16, 2020
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $105,000.00
Use of proceeds: R&D
Date: May 11, 2020
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for 2020 was $1,133,303, an 88% increase over 2019 revenues of $603,000, a remarkable success considering the impact of the coronavirus on the event market. The majority of 2020 revenue came from providing drone show services to clients. In the future, it is expected that drone system sales will become a larger part of revenue.

Cost of Sales

Cost of sales were $558,790 in 2020, only a 10% increase over $506,750 in 2019. Services are higher margin sales than drone hardware, and the cost of sales for services, $170,019 in 2020, reflects this.

Operating Expenses

Operating expenses were $258,060 in 2020, only an 8% increase over $239,878 in 2019. Historically, the company has run very lean, with this budget supporting all R&D activities and overhead. These expenses will increase in the future as the company aggressively pursues its product development plans.

Net Profit

Net profit in 2020 was $174,744, with a 51% gross margin, in contrast to a $190,602 loss in 2019. Profitability in 2020 is primarily due to a significant increase in the Company's services business in the second half of the year. Show services had a 79% gross margin in 2020.

Historical results and cash flows:

The Company has spent much of its history focused on R&D without pursuing commercialization. It is currently in the early stages of revenue generation activity. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future. We believe there will be many opportunities to grow revenue (and cash flow) as the customer base expands, new markets are entered, and new products are introduced.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31 2021, the Company currently has capital resources available in the form of $117,695 cash on hand. There are no other future sources of capital other than its ongoing business. If the current capital raise campaign is successful, the Company will have sufficient resources to pursue an agressive expansion of its sales and R&D activities. If no additional capital is raised, the Company will have sufficient resources to pursue a more conservative growth strategy.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

The business now has sufficient traction such that it can be operated on a cashflow positive basis. Funds from the campaign allow the Company to invest more aggressively.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company currently has positive cashflow from its business operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately two years in the absence of any other revenue. This is based on a monthly burn rate of $40,000 for expenses related to salaries, R&D, and overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for many years at the existing burn rate. Planned increased investment in R&D will reduce the number of years of operation if no additional revenue is generated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company does not have any additional future sources of capital.

Indebtedness

- **Creditor:** Long-Term Notes
  Amount Owed: $745,000.00
  Interest Rate: 8.0%
  The Company has issued approximately $745,000 and $638,614 of convertible notes as of December 31, 2020 and 2019, respectively. The primary creditors of the Company as of December 31, 2020 are also insiders of the Company. Of the $745,000 balance, $645,000 matures on October 17, 2021 and the remaining $100,000 matures on April 16, 2022. All of the convertible notes bear interest at the rate of 8 percent per annum. Of the $745,000 balance, $290,000 converts at a valuation cap of $6,000,000 and the remaining $455,000 converts at a valuation cap of $3,000,000.

- **Creditor:** Nils Thorjussen
  Amount Owed: $126,054.00
  Interest Rate: 0.0%
  To provide the equipment for an event, the Company purchased equipment from a major shareholder for $291,254 that was payable as $165,200 during the year and $126,054 in 2021. As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

Related Party Transactions

- **Name of Entity:** Nils Thorjussen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: To provide the equipment for an event, the Company purchased equipment from a major shareholder for $291,254 that was payable as $165,200 during the year and $126,054 in 2021.

Material Terms: As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

Valuation

Pre-Money Valuation: $26,490,000.00

Valuation Details:

The pre-money valuation of $26,490,000 has been calculated based on the 3,000,000 Class A Shares currently outstanding. We expect convertible note holders representing $645,000 in notes to exercise their right to convert to approximately 624,455 Class A Shares on or before 17 October, 2021. On a fully diluted basis, the resulting valuation is $32,003,936. The Company set its valuation internally, without a formal third-party independent evaluation.

In setting the Company's valuation, we relied on industry comparables. We looked at other drone companies that have recently raised capital. The Company believes X Craft, Parallel Flight Technologies, and Verity Studios are good points of comparison for our valuation determination because they are all on the forefront of drone technology development. Like them, we have developed proprietary technologies to exploit opportunities within the drone industry.

X Craft has raised nearly $3 million and currently has a $35 million valuation. Parallel Flight Technologies has raised over $4 million and currently has a $28.7 million valuation. Finally, Verity Studios, a Swiss drone company also focused on entertainment has raised around $30 million in funding (equity and convertible notes) and currently has a valuation of $59 million.

The Company had over $1 million in revenue in 2020 and achieved profitability. We believe our technology is fully validated and that there is demonstrated demand for the Company's products. Due to the reasons above, we believe our fully diluted valuation should be approximately $32 million.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  96.5%
  Engineers will develop new technologies and expand the product line.

If we raise the over allotment amount of $3,999,990.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  30.0%
  Next generation drone
- *Working Capital*
  30.0%
  Buy parts and inventory
- *Pay off notes*
  6.0%
  Pay off notes that don't convert. Amount may vary.
- *Company Employment*
  30.5%
  Hiring and modest raises.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://verge.aero/ (https://verge.aero/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vergeaero

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Verge Inc

[See attached]

VERGE INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 25, 2021

To: Board of Directors, VERGE INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of VERGE INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 25, 2021

VERGE INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 244,242	$ 15,062
Accounts receivable, net	94,790	12,123
Other current assets	55,837	8,661
Total Current Assets	394,869	35,847
Non-Current Assets		
Fixed assets, net	204,612	9,129
TOTAL ASSETS	**$ 599,481**	**$ 44,975**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 163,525	$ 81,453
Other current liabilities	250,598	59,294
Convertible loans payable, current	645,000	0
Total Current Liabilities	1,059,123	140,747
Non-Current Liabilities		
Convertible loans payable, non-current	100,000	638,614
TOTAL LIABILITIES	**1,159,123**	**779,361**
Shareholders' Equity		
Common stock, voting (10,000,000 shares of $0.00001 par value shares authorized, 3,000,000 and 3,000,000 shares outstanding as of December 31, 2020 and 2019)	30	30
Additional paid-in capital	0	0
Accumulated deficit	(559,672)	(734,416)
TOTAL SHAREHOLDERS' EQUITY	**(559,642)**	**(734,386)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 599,481**	**$ 44,975**

VERGE INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,133,303	$ 603,000
Less: Cost of goods sold	558,790	506,750
Gross Profit	574,513	96,250
Operating Expenses:		
General and administrative	109,600	164,034
Product development	126,378	52,856
Sales and marketing	22,082	22,988
Total Operating Expenses	258,060	239,878
Net operating income	316,453	(143,628)
Other Expense:		
Depreciation (expense)	(103,519)	(3,146)
Other income (expense)	16,936	18
Interest (expense)	(55,126)	(43,847)
Net Profit (Loss)	$ 174,744	$ (190,602)

VERGE INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# shares	$ at par		
Balance as of January 1, 2019	**3,000,000**	**$ 30**	**$ (543,784)**	**$ 375,627**
Net Loss			(190,602)	(1,634,372)
Balance as of December 31, 2019	**3,000,000**	**$ 30**	**$ (734,386)**	**$ (537,065)**
Net Loss			174,744	(1,476)
Balance as of December 31, 2020	**3,000,000**	**$ 30**	**$ (559,672)**	**$ (1,741,158)**

VERGE INC.

STATEMENT OF CASH FLOWS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ 174,744	$ (190,602)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	103,519	3,146
PPP Forgiveness	(33,722)	0
Deferred interest	55,126	43,693
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(82,667)	(12,123)
(Increase) Decrease in other current assets	(47,176)	(3,661)
Increase (Decrease) in accounts payable	276,542	73,380
Net Cash Used In Operating Activities	446,365	(86,167)
Cash Flows From Investing Activities		
Capital expeditures	(299,002)	(1,831)
Net Cash Used In Investing Activities	(299,002)	(1,831)
Cash Flows From Financing Activities		
Proceeds of notes	195,000	100,000
(Repayment) of notes	(113,184)	0
Net Cash Provided By Financing Activities	81,816	100,000
Net Change In Cash	229,180	12,002
Cash at Beginning of Period	15,062	3,060
Cash at End of Period	$ 244,242	$ 15,062

VERGE INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

VERGE INC. ("the Company") is a corporation organized under the laws of the State of Delaware on November 23, 2016. The Company develops drone show technology and sells systems and services to businesses globally.

Since inception, the Company relied on raising convertible loans, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $244,242 and $15,062 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $94,790 and $12,123 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $204,612 and $9,129 as of December 31, 2020 and 2019, respectively. These fixed assets have accumulated depreciation totaling $107,313 and $3,794 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of

ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from tangible product sales are recorded when the goods are delivered.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single classes of Common Stock. The Company has authorized 10,000,000 shares of $0.00001 par value. The Company has issued 3,000,000 shares. Five shareholders hold 10 percent or more of the Company's shares.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $745,000 and $638,614 of convertible notes as of December 31, 2020 and 2019, respectively. The primary creditors of the Company as of December 31, 2020 are also insiders of the Company. Of the $745,000 balance, $645,000 matures on October 17, 2021 and the remaining $100,000 matures on April 16, 2022. All of the convertible notes bear interest at the rate of 8 percent per annum. Of the $745,000 balance, $290,000 converts at a valuation cap of $6,000,000 and the remaining $455,000 converts at a valuation cap of $3,000,000.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
To provide the equipment for an event, the Company purchased equipment from a major shareholder for $291,254 that was payable as $165,200 during the year and $126,054 in 2021.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation

Management has evaluated subsequent events through May 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Verge Aero

High performance drone shows



Website · PHILADELPHIA, PA · TECHNOLOGY

Verge Aero offers a seamless, user-friendly technology platform to make drone light shows easy to design and execute. As industry pioneers, we are excited to demonstrate the limitless commercial and entertainment possibilities of drone shows.

$0.00 raised

0 Investors	$26.5M Valuation
$8.83 Price per Share	$499.20 Min. Investment
Common Shares Offered	Equity Offering Type
$4M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Our in-house R&D team built a fully integrated, easy-to-use system from the ground-up that's specifically designed to create and deploy drone shows on a commercial scale.
- In our first year of commercialization, we've done shows for AT&T, T-Mobile, Justin Bieber, the Philadelphia Eagles, President-Elect Biden, and many others. People are amazed by our well executed shows.
- We are continuously discovering new implementations for our technology, from live entertainment to advertising, signage, and more.

"Verge Aero plans to become the go-to technology provider for drone shows and make them ubiquitous."

THE PROBLEM

Drone Shows Have Been Too Complicated and Costly

Drone shows are a thrilling use of technology and an environmentally safer alternative to fireworks, but until now they have been expensive and difficult to implement. While Intel pioneered the drone light industry with amazing shows, they failed to make their technology accessible. Today, most drone shows remain unaffordable for most events due to the use of labor-intensive and inefficient systems and technologies.


Drone Shows
Are Expensive
& Inaccessible

In order for this innovative new form of entertainment to reach its full potential, people need better technology.

THE SOLUTION

We Make Drone Shows Accessible

People should be able to safely create and deploy drone shows much like any other piece of entertainment technology. Designers need the advanced tools and workflows that allow them to seamlessly integrate drones into productions and realize their creative vision. Likewise, users with more simple requirements should be able to create shows with little effort. We believe Verge Aero has the only system available for sale that meets these needs.


Verge Makes
Drone Affordable
& Easy to Execute

Much like with the Apple Mac, we believe that tight hardware-software integration gives the best overall experience. By reducing the amount of labor needed to create and operate a show, we believe prices decrease and a larger market becomes available.



THE MARKET

Leaders in the Field

Because drone shows are a new industry, there is no data on the exact market size. We are helping to invent an industry and believe the opportunity is very large as drone shows become more common.

A major opportunity is replacing or supplementing fireworks displays. Fireworks displays have been banned in many jurisdictions, and drones serve as a significant show enhancement where they're not. For 2019, the American Pyrotechnic Association put the display market at $375 million and the consumer market at $1 billion for the US. As our market is global, the total market for fireworks replacement and supplement is many times that figure.


We Believe We Can
Replace The $1.375B U.S.
Fireworks Market

The fireworks market is just a beachhead opportunity and there are many addressable markets beyond it, such as:

- **Other Entertainment Events Beyond Pyrotechnics**
- **Product Marketing**
- **Flying Billboards**
- **QR Codes**
- **Other Events (Campaigns, Weddings, Proposals, Gender Reveals)**

While drone shows are a new industry, it has its roots in traditional entertainment (concert touring, festivals, events, etc). Entertainment industry opinion leaders are spearheading the adoption of drones in events. Many similarities exist between the process of deploying a drone show and producing other types of entertainment events. In fact, we ultimately expect that drones become just another design element tightly integrated into existing entertainment shows.

OUR TRACTION

We've Perfected Our Tech for Commercialization

Rather than rush to market, we took our time to develop our platform properly from first principles. After nearly five years of R&D, we now have technology that reliably and efficiently executes shows. We didn't expect it to take so long, but there are a lot of important details around safely maneuvering large fleets of synchronized drones.

Commercialization began in late 2019, but the coronavirus destroyed the entertainment market and it took some time for us to pivot to other opportunities. However, in the second half of 2020 we gained serious traction, doing shows for AT&T, T-Mobile, Justin Bieber, the Philadelphia Eagles, President-Elect Biden, and many others.

Most recently, we flew drones for WWE Wrestlemania in Tampa, Florida together with our rental partner Strictly FX. We had five separate flawless operations over two days.

Deutsche Telekom 5G Launch



Verge Aero Soars With The Philadelphia Eagles



Verge Aero Flies Drive-In Drone Show For AT&T's Summer Fest



PNAU "All Of Us" Music Video



WHAT WE DO

Our Technology Makes Drone Shows Simple

The process to create and fly a show with our system is relatively simple. Standard tools in the design software enable the rapid creation of custom shows. Mathematical algorithms create and validate flight paths to guarantee that drone flight paths don't intersect. Shows are then downloaded wirelessly to the drones. When ready, a GO command is selected on the ground station and the drones fly their pre-programmed routes in synchrony.

Design Studio



Drone Light Show Software

Every feature needed to create and operate a show is integrated into a single software suite that empowers the designer. Likewise, purpose-built software eliminates constraints imposed by piecemeal solutions.



Unrivaled Features

- Fast content creation
- Real time, interactive content
- Built-in effects engine generates complex flight patters with a few clicks
- Fully rendered 3D previsulaization videos
- No limitations on the number of cues in movements
- No limit on the number of drones
- Multiple control options: DMX, Timecode

Our system has three main components:

1. Software to design shows
2. Ground station to operate shows (software, computer, radios, and associated hardware)
3. The drones themselves



The entire system has been designed by Verge Aero (except for a few things like the open source autopilot) and is manufactured at an ISO certified facility in the USA.

The FAA is comfortable with our technology and operating methods. We hold a Part 107 waiver, which gives us permission to operate shows throughout the USA in unrestricted airspace. Likewise, FAA inspectors have attended multiple shows and been satisfied with the work we do.



THE BUSINESS MODEL

We'll Put on the Show, or Sell the Whole System

We make money two ways: selling drone systems and selling turnkey show services.


BIDEN



We are primarily a technology company and our main future focus is selling systems. However, due to regulatory issues, the lack of an existing user base, and the need to refine our technology, we've been very hands-on during the initial phase of commercialization in order to fully exploit opportunities and ensure flawless execution. Our team provides clients a turnkey service. If they tell us what they'd like to see, give us a safe place to fly, and write us a check, we'll give them a show.

The going rate for a drone show in the US is currently around $500 per drone, so a 100 drone show might cost $50,000. This is down considerably from the high rates Intel was charging not long ago. Our goal is to bring this rate down even further to enable the mass adoption of drone shows worldwide. We believe a forthcoming lower cost drone along with our labor-efficient workflow lets this happen.



Customers can also invest in their own systems. A 100 drone system today costs around $250,000 for everything required. An individual drone is $2,000 and carries around a 30% margin. We expect the forthcoming drone will be around $1,000 with a higher margin.

We train people on everything they need to know so they can safely operate their systems using their own pilots and regulatory approval. Our goal is to build up a global network of companies using our system to enable seamless execution for customers around the world. As our client base expands, we plan to gradually step back from doing shows ourselves and focus on developing technology. We don't wish to compete with our customers.



Drone Cost: $2,000

Expected Profit Margin: 30%

100 Drone System Cost: $250,000



HOW WE ARE DIFFERENT

Intuitive Technology in an Emerging Field

As far as we know, we are the only company with a fully integrated solution available for sale that has been developed from the ground-up specifically for the purpose of operating drone shows. Our competitors piece together different technologies, making them needlessly complex and vulnerable to errors. Some must even write software code to execute shows, rather than using intuitive tools. It's like the difference between modern desktop publishing and typewriters. Our core processing technology has layers of redundancy meaning that drones can gracefully land instead of uncontrollably falling to the earth should technical issues arise. We have also invested in sophisticated communication systems for high bandwidth, real time communication with drones to enable real time lighting effects.



THE VISION

Pioneering Drone Show Technology

Our vision is to be the dominant platform used to deploy drone shows globally. Network effects are prevalent in service industries such as entertainment, so being one of the pioneers puts us in a strong position to establish an early leadership position in the market.



We are confident that this industry will grow dramatically over the coming years and we'll be quite busy servicing the demand we expect to appear.



OUR LEADERSHIP

Experienced in Entertainment Technology with a Singular Vision

Verge Aero is a team with decades of experience in the aerospace and live entertainment industries with previous clients such as Coldplay, the Rolling Stones, Michael Jackson, Madonna, the Red Hot Chili Peppers, the Grammy's, Daft Punk, and the Olympics, among countless others.


Coldplay

Nils Thorjussen, CEO and co-founder of Verge Aero, previously co-founded two entertainment technology companies whose products were award-winning, ground-breaking, and became industry standards. He has long standing relationships with many key designers and industry figures. His playbook for success with drones and Verge Aero is identical to that used previously.

Nils joined forces with the engineering team to make drone technology accessible and ubiquitous. This is the singular mission of Verge Aero.



WHY INVEST

Help Build the Future of Live Entertainment

This is an opportunity to come in at the ground level with a team we believe is executing at the highest level in an industry in its infancy.

The core technology is now proven. We see significant potential and believe we are well positioned to take advantage of coming opportunities. Pretty much everyone who sees a drone show in person is amazed, especially as the technology becomes more affordable and accessible.

After years of bootstrapping with modest resources, we believe the company can now intelligently deploy capital. With the return of live events, the company anticipates a surge of activity in the coming year. The current disruptions in worldwide supply chains means that significant working capital is required to meet anticipated demand in a timely manner. Please join us in helping to create a new industry and making Verge Aero the de facto standard for drone show technology!





Our Company Launches!

Nils joined forces with the engineering team

11/2016

09/2019



All of Us Music video

Commercial launch for the world's first music video incorporating a drone show with Pnau



Biden Victory Celebration

Drone show for President-Elect Biden during his victory celebration

11/2020

06/2021

Launched on StartEngine

Now YOU can own a part of our company!



Product launch

Expected launch of second generation drone

03/2022

In the Press


INNOVATION NATION

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Meet Our Team



Nils Thorjussen

CEO

Nils Thorjussen is the CEO and co-founder and of Verge Aero. He is a serial entrepreneur, previously co-founding two other entertainment technolgy companies: Element Labs and Flying Pig Systems. Nils holds a B.A. and B.B.A with highest honors from the University of Texas at Austin and an M.B.A. from Stanford University.



Anthony Merlino

Chief Technical Officer

Anthony Merlino the CTO and co-founder of Verge Aero. He has been interested in robotics from an early age and has been deeply involved with a wide vareity of projects. Anthony holds a BS in Electrical and Computer Engineering from Rowan University.



Chris Franzwa

VP Software

Chris Franzwa is a co-founder of Verge Aero and leads its software design efforts. He worked at Lockheed Martin prior to joining the company. He holds a BS in Electrical and Computer Engineering from Rowan University.



Tony Samaritano

VP Flight Operations

Tony Samaritano is a co-founder of Verge Aero and leads its flight operations activity. He also contributes to software development efforts. He worked at Boeing as a systems engineer prior to joining the company. He holds a BS and MS in Electrical and Computer Engineering from Rowan University.

Offering Summary

Company :	Verge Inc
Corporate Address :	3401 GRAYS FERRY AVE, PHILADELPHIA, PA 19146
Offering Minimum :	$9,995.56
Offering Maximum :	$3,999,990.00
Minimum Investment Amount (per investor) :	$499.20

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 1,132

Maximum Number of Shares Offered : 453,000

Price per Share : $8.83

Pre-Money Valuation : $26,490,000.00

Incentives

$10,000

Invited to attend test flights and product unveilings to get a behind the scenes look at how drone shows work.

$25,000

We'll fly your name in the sky at one of those test flights. You're welcome to attend in person or we'll send you a photo.

$100,000

We'll fly a 120 drone custom show for the investor at a location of their choice (subject to certain terms and restrictions)

Terms and conditions:

- The show must be a private event with an audience no greater than 100 people.
- Must be a mutually acceptable date (excluding the weeks of July 4th, Thanksgiving, Christmas, and New Years Eve).
- Like any of our shows, the show can only be flown in a location that meets FAA requirements (unrestricted airspace, safety, etc)
- Investor to cover freight and travel expenses

StartEngine OWNer's Bonus

Verge, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $8.83 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $883. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

**All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:47 AM 06/15/2021
FILED 09:47 AM 06/15/2021
SR 20212448259 - File Number 6226474

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VERGE INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Verge Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. That the name of this corporation is Verge Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware on November 23, 2016.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST*:* The name of the corporation is Verge Inc. (the "Corporation")

SECOND: The address of the Corporation's registered office in the State of Delaware and New Castle County shall be 1313 N. Market Street, Suite 5100, Wilmington, Delaware 19801. The registered agent at such address shall be PHS Corporate Services, Inc.

THIRD*:* The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL"), or any successor statute.

FOURTH*:* The total number of shares of all classes of stock that the Corporation shall have authority to issue is 4,800,000 shares of Common Stock, par value $0.00001 per share of which (i) 4,200,000 shares of the authorized Common Stock, par value $0.00001 per share of the Corporation, are hereby designated "Class A Common Stock" and (ii) 600,000 shares of the authorized Common Stock, par value $0.00001 per share of the Corporation are hereby designated "Class B Common Stock" each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

The holders of the Class A Common Stock and Class B Common Stock shall have the same rights, preferences, privileges an restrictions, qualifications and limitations; provided, that, the holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) and the holders of the Class B Common Stock shall not be entitled to voting rights with respect to any matter of the Corporation, except as required by applicable law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

SIXTH: Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty (including, but not limited to, in the event of or upon the occurrence of any (i) breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) act or omission of a director that does not occur in good faith or which involves intentional misconduct or a knowing violation of law, (iii) violation of Section 174 of the DGCL, and (iv) transaction from which the director derived an improper personal benefit), no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Notwithstanding the foregoing, if the DGCL is amended after the filing of the Corporation's Amended and Restated Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

SEVENTH: The Corporation is authorized, to the fullest extent permitted from time to time under the laws of the State of Delaware, to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

EIGHTH: Subject to such limitations as may be from time to time imposed by other provisions of this Amended and Restated Certificate of Incorporation, by the bylaws of the

Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this express reservation.

NINTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation (or any of its subsidiaries) to the Corporation or any of the Corporation's stockholders or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Amended and Restated Certification of Incorporation or the bylaws of the Corporation.

* * * * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate, which restates and integrates and further amends the provisions of this Corporation's Restated Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 14th day of June, 2021.

By: ______________________________
Name: Nils Thorjussen
Title: CEO